ADOPTION AGREEMENT AND AMENDMENT TO COATTAIL AGREEMENT June 16, 2023 This Adoption Agreement and Amendment to Coattail Agreement (this “Agreement”) is made as of the date first written above, between TELUS Communications Inc., a company governed by the laws of the Province of British Columbia (“TCI”), Riel B.V., a company governed by the laws of the Netherlands (“Baring”), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Trustee”), TELUS International (CDA) Inc., a company governed by the laws of the Province of British Columbia (the “Company”), and TELUS Corporation (“TELUS”) and amends that certain Coattail Agreement (the “Coattail Agreement”) dated February 5, 2021 between TCI, Baring, the Trustee and the Company. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Coattail Agreement. WHEREAS, the Company previously entered into the Coattail Agreement to set forth certain agreements governing the relationship of the parties in relation to the Company; AND WHEREAS, on the date hereof, TCI transferred and assigned its holdings of shares in the capital of the Company to a wholly-owned subsidiary of TELUS, with the intention that the subsidiary and TELUS will amalgamate such that TELUS will become a holder of Multiple Voting Shares and, accordingly, the parties wish to evidence the adoption by TELUS of the Coattail Agreement and make certain corresponding adjustments. NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS: 1. TELUS hereby agrees to be a party to and bound by all of the terms, conditions, and other provisions of the Coattail Agreement as if TELUS were an original party thereto and shall be considered a “Shareholder” for all purposes of the Coattail Agreement. The parties to the Coattail Agreement acknowledge that TCI no longer owns any shares in the capital of the Company and that TELUS has agreed to assume the obligations of TCI under the Coattail Agreement. 2. References to “TELUS” in the Coattail Agreement shall be adjusted to refer to TELUS Corporation and its successors and assigns. 3. Except as amended hereby, the Coattail Agreement shall continue in full force and effect as originally constituted and is ratified and affirmed by the parties to this Agreement. 4. This Amendment shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in the Coattail Agreement. Each party shall provide such further documents or instruments required by any other party as may be necessary or desirable to effect the purpose of this Agreement and carry out its provisions. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may

2 be delivered electronically and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. [Signature pages follow]

Adoption Agreement and Amendment to Coattail Agreement IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above. TELUS INTERNATIONAL (CDA) INC. By: “Michel Belec” Name: Michel Belec Title: Chief Legal Officer TELUS COMMUNICATIONS INC. By: “Doug French” Name: Doug French Title: EVP & Chief Financial Officer TELUS CORPORATION By: “Doug French” Name: Doug French Title: EVP & Chief Financial Officer RIEL B.V. By: “T. Bogaards” “G.J. van Spall” Proxy Holder A Proxy Holder A Name: Vistra Management Services (Netherlands) B.V. Title: Director A By: “G.J. van Spall” Name: G. J. van Spall Title: Director B

Adoption Agreement and Amendment to Coattail Agreement COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee By: “Shannon Grover” Name: Shannon Grover Title: Manager Corporate Trust By: “Luci Scholes” Name: Luci Scholes Title: Corporate Trust Officer